ISSUER FREE WRITING PROSPECTUS
SUPPLEMENTING PRELIMINARY PROSPECTUS DATED OCTOBER 2, 2006
Filed pursuant to Rule 433
Registration Number: 333-136108

New Issue Summary	October 5, 2006

Issuer:	Peabody Energy Corporation

Guarantors:
Subject to certain exceptions, our obligations under the notes will be jointly and severally guaranteed on a senior unsecured basis by all our existing domestic subsidiaries. In addition, any domestic subsidiary that executes a guarantee under our senior unsecured credit facility will be required to guarantee the notes.

Securities:	Senior Notes due 2016 and Senior Notes due 2026

Gross Proceeds of 2 Tranches:	$896,882,500

Principal Amounts of Each Tranche:	Senior Notes due 2016: $650,000,000 Senior Notes due 2026: $250,000,000

Gross Proceeds of Each Tranche:	Senior Notes due 2016: $650,000,000 Senior Notes due 2026: $246,882,500

Coupon:	Senior Notes due 2016: 7.375% Senior Notes due 2026: 7.875%

Price per Bond:	Senior Notes due 2016: 100% Senior Notes due 2026: 98.753%

Yield:	Senior Notes due 2016: 7.375% Senior Notes due 2026: 8.000%

Maturity:	Senior Notes due 2016: November 1, 2016 Senior Notes due 2026: November 1, 2026

Interest:	Semi-Annual

Interest Payments:	May 1 and November 1, commencing May 1, 2007

Use of Proceeds:
We intend to use the net proceeds of the offering, together with the proceeds of other sources of financing, to consummate the acquisition of Excel Coal Limited, with any remaining proceeds being used for general corporate purposes. The shareholders of Excel have approved the acquisition. The acquisition remains subject to certain other closing conditions, including approval by an Australian court, the absence of a material adverse change with respect to Excel and other conditions.

New Issue Summary	October 5, 2006

Underwriters:
Morgan Stanley/Lehman Brothers (Jt-Bookrunning Managers); ABN AMRO Incorporated/Banc of America Securities LLC/BMO Capital Markets/BNP Paribas/Calyon Securities (USA)/Citigroup/Credit Suisse/HSBC/PNC Capital Markets LLC/RBS Greenwich Capital/Wells Fargo Securities (Co-Managers)

Distribution Method:	Registered

Trade Date:	October 5, 2006

Settlement Date:	October 12, 2006 (T+4)

Optional Redemption:	Makewhole Call at Relevant Treasury Yield plus: 50 basis points (Senior Notes due 2016) 50 basis points (Senior notes due 2026)

CUSIP:	Senior Notes due 2016: 704549 AE 4 Senior Notes due 2026: 704549 AF 1
The issuer and the guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer, the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).
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